Addentax Group Corp.

Kingkey 100, Block A, Room 4805

Luohu District, Shenzhen City, China 518000

December 13, 2021

Via Edgar

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Attention: Ms. Cara Wirth

Re:	Addentax Group Corp.

Amendment No. 14 to Registration Statement on Form S-1

Filed November 23, 2021

File No. 333-230943

Dear Ms. Wirth:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 9, 2021 with respect to the Amendment No. 14 to Registration Statement on Form S-1 (File No. 333-230943) (the “S-1”) filed with the SEC on November 23, 2021 by Addentax Group Corp., a Nevada corporation (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 15 to the S-1 (the “Amended Registration Statement”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 14 to Registration Statement on Form S-1 Filed November 23, 2021

Risk Factors

“While the approval of the China Securities Regulatory Commission...”, page 17

1.	We note your response to comment 5. Please amend your risk factor to include your clarifying statements.

RESPONSE: We respectfully advise the Staff that the disclosure on page 17 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Lawrence Venick at +86 (10) 5954-3688, lvenick@loeb.com, or Vivien Bai at 212-407-4933, vbai@loeb.com. Thank you for your time and attention to this filing.

Addentax Group Corporation

/s/ Zhida Hong
		Name:	Zhida Hong
		Title:	Chief Executive Officer
cc:	Lawrence Venick

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